Merrill M. Kraines Partner

666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
mkraines@fulbright.com • Direct: 212 318 3261 • Main: 212 318 3000 • Facsimile: 212 318 3400

VIA EDGAR AND OVERNIGHT COURIER

December 22, 2010

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of China Tel Group, Inc. (the "Company"), we have set forth below the response of the Company to the comments contained in your letter dated December 20, 2010 to Mr. George Alvarez, Chief Executive Officer of the Company, with respect to the Company's Preliminary Information Statement on Schedule 14C filed December 1, 2010 ("Preliminary Information Statement"). For your convenience, we have repeated the Staff's comments before the Company's response.

Staff's Comments:

Outstanding Issues

From page 4 of the preliminary information statement, it appears you are increasing your authorized shares of Series A Common Stock from 500,000,000 to 1,000,000,000 to have sufficient shares to comply with the A&R Isaac Stock Purchase Agreement, enter into business combinations, and raise capital. In addition, from the Form 8-K filed on December 15, 2010, it also appears you will be using 50,000,000 shares of Series A Common Stock in connection with your Subscription and Shareholder Agreement with Golden Bridge Network Communications Co., Ltd. We also note under bullet points seven, eight, and nine, you appear to be committed to provide further financing. Therefore, it appears you should provide the information with respect to the transaction and parties involved required by Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Please advise.

Response:

For the reasons set forth below, the Company believes that it has complied with the disclosure requirements of Item 11 and does not believe the disclosure requirements of Items 13 and 14 are applicable to the Company's Preliminary Information Statement. Nevertheless, the Company intends to include added disclosure regarding the A&R Isaac Stock Purchase Agreement, the Subscription and Shareholder Agreement with Golden Bridge Network Communications Co, Ltd. ("Golden Bridge Acquisition") as well as the Subscription and Shareholder Agreements dated November 11, 2010 related to acquisition of fiber optic cable in the People's Republic of China ("Fiber Acquisition") A draft of such disclosure is attached to this letter as Exhibit A.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES
MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC
www.fulbright.com

Mr. Larry Spirgel
December 22, 2010

A&R Isaac Stock Purchase Agreement

The A&R Isaac Stock Purchase Agreement as last amended on May 9, 2010 provides for the issuance of up to 49% of the shares of the Company's Series A Common Stock, plus Warrants to purchase additional shares of Series A Common Stock. The Company does not believe that Items 13 and 14 are applicable to such issuances of Series A Common Stock. The Company notes Instruction 1 to Item 13 which regards information being deemed as not material where the matter to be acted upon is the authorization or issuance of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. The Company further notes Item (a)(3) in Item 14 relating to mergers, consolidation, acquisitions and similar matters which limits disclosure of asset acquisitions to those of a "going business." Therefore, even if a portion of the proceeds of the A&R Isaac Stock Purchase Agreement is used in the Golden Bridge Acquisition or the Fiber Acquisition, for the reasons set forth below, the Company does not believe such acquisitions constitute the acquisitions of assets of going businesses. Further, the Company believes that the disclosure set forth in the attached Exhibit A regarding the A&R Isaac Stock Purchase Agreement complies with the disclosure requirements of Item 11.

Golden Bridge Acquisition

The Company does not believe the Golden Bridge Acquisition constitutes an acquisition of a going business or the assets of a going business as referenced in Item 14(a)(3). The Golden Bridge Acquisition consists of a purchase of assets that have never been part of a going business. This transaction is described in a single contract ("Agreement") between Golden Bridge Network Communications Co., Ltd. ("GBNC") and the Company. The Agreement does not involve the Company acquiring an equity interest in GBNC or in the assets of a going business operated by GBNC or any other entity. Instead, GBNC and the Company will cause a series of new entities with interlocking ownership to be created: (i) a Cayman Island parent company ("New Co"); (ii) a Hong Kong subsidiary of New Co ("Hong Kong Co"); and (iii) a PRC subsidiary of Hong Kong Co ("WFOE"). GBNC will subscribe to 51% and the Company 49% of the common stock of New Co. The Agreement also contemplates the formation of a management company to be controlled by the Company, which will provide a number of services to WFOE.

Immediately after all entities are appropriately formed and registered to do business, the Company will: (i) pay $5 million as the registered capital of WFOE; and (ii) issue and deliver to the management company 50 million shares of the Company's Series A Common Stock. At the same time, GBNC will transfer certain assets and rights described in the Agreement to WFOE. The assets consist of: (i) wireless broadband access ("WBA") licenses and interne service provider ("ISP") licenses owned or controlled by GBNC in specified PRC cities and provinces that have never been used in connection with a going business; (ii) the right to submit applications to obtain WBA and ISP licenses in additional cities and regions; and (iii) the right to use GBNC's name, trademarks, logos, and various relationships with potential vendors, employees, landlords, and joint venture partners; however, these later rights have never been used in connection with a going business in the areas in which WFOE plans to conduct business. WFOE will be entitled to all revenue that is capable of being realized by the business venture. The Company will be responsible for all CAPEX and OPEX that exceeds the operating capital of WFOE, including purchasing equipment that will be leased to WFOE at market rates.

Mr. Larry Spirgel
December 22, 2010

The assets GBNC is transferring pursuant to the transaction are not part of a going business as demonstrated by the fact that the Company's primary contribution to the venture is the infrastructure equipment that is required to monetize GBNC's assets. The transaction does not constitute the purchase of a going business or of the assets of a going business, since there is no continuity of an acquired business or other revenue-producing activity before or after the transaction. Disclosure of prior financial information, if any, would not provide a better understanding of future operations.

The Company evaluated the following factors to determine the transaction would not constitute the acquisition of a going business or of the assets of a going business:
●	The assets acquired are currently not revenue producing and will require substantial investment after the acquisition before they will be revenue producing.
●	There are no employees, market distribution system, sales force, customer base, or production techniques that were acquired as part of the transaction.

Your December 20 letter makes particular reference to the seventh, eighth and ninth bullet points of the Company's Form 8-K for the Golden Bridge Acquisition. These bullet points simply describe the milestone events that trigger the Company's obligation to increase the registered capital of WFOE or otherwise pay for the ongoing deployment and operation of network infrastructure. The seventh bullet point describes the first milestone. As noted above, the formation of WFOE triggers the obligation to pay $5 million as the initial registered capital of WFOE and to pay or arrange for financing of up to $20 million CAPEX. This capital is earmarked for the first two cities where GBNC has existing WBA licenses, Fuzhou and Xiamen. The eighth bullet point describes the next milestone. When GBNC obtains WBA licenses for seven additional cites, specifically identified as Quanzhou, Zhang Zhou, Longyan, Putian, Sanming, Nanping and Ningde, the Company is obligated to increase the registered capital of WFOE from $5 million to $20 million and to pay or arrange financing for up to $80 million total CAPEX. This capital is earmarked for the second seven cities. Finally, the ninth bullet point describes the third and final milestone. When GBNC obtains WBA licenses for cities in addition to the first nine specifically identified, the Company is obligated to pay or arrange for financing required for deployment and operation of those additional cities based on budgets to be agreed and formulas similar to actual expenses for the first nine cities.

Mr. Larry Spirgel
December 22, 2010

As used in the Form 8-K and the Agreement, the phrase "pay or arrange financing" refers to the Company either paying with its own capital and/or securing debt financing from one or more equipment vendors or banks who provide such financing. As disclosed in the last paragraph of the Form 8-K, the contemplated source of the Company paying with its own capital is the proceeds of the A&R Isaac SPA. The contemplated source of any debt financing is pursuant to the Company's relationship with ZTE Corporation and/or banks with which ZTE has relations.

Fiber Acquisition

The Company does not believe that the Fiber Acquisition constitutes an acquisition of a going business or of the assets of a going business as referenced in Item 14(a)(3). The Fiber Acquisition consists of a purchase of assets that have never been part of a going business.

The terms and conditions of the Fiber Acquisition are contained in two separate contracts (collectively, "Agreements"). The first contract ("JV Agreement") is between three parties: (i) Shanghai Ying Yu Network Technology Ltd. ("YYNT"); (ii) Azur Capital SDN BHD ("Azur"); and (iii) the Company. The second contract ("New Co Agreement") is between two of the same parties: (i) Azur; and (ii) the Company. The transaction contemplated under the Agreements does not involve the Company acquiring an equity interest in any going business or in the assets of a going business.

Under the New Co Agreement, Azur and the Company will cause a series of new entities with interlocking ownership to be created: (i) a Cayman Island parent company ("New Co"); (ii) a Hong Kong subsidiary of New Co ("Hong Kong Co"); and (iii) a PRC subsidiary of Hong Kong Co ("WFOE"). The Company will subscribe to 51% and Azur 49% of the common stock of New Co. Similarly, under the JV Agreement, YYNT, Azur and the Company will cause a new PRC entity to be formed ("JV"). YYNT will subscribe to 51% and New Co to 49% of the common stock of JV. Immediately after all entities are appropriately created and registered to do business, JV and WFOE will enter into a series of contracts such that WFOE will control all revenue and expense under the business model contemplated by the parties to the Agreements.

Under the Agreements, the parties will each contribute certain defined assets or resources in order to upgrade existing installed, but unimproved by infrastructure equipment, ("dark") fiber optic cable ("fiber") located in the PRC that has never been part of a going business. The improvements consist of engineering services and equipment that will make the dark fiber suitable for transmission of data ("lit"). This will enable the parties to charge market-rate transport fees to telecommunications operators who use the lit fiber, comprising what is defined in the Agreements as the "YYNT Network"— a newly created business.

YYNT will transfer 100% ownership (or as much of the beneficial equivalent of full ownership as PRC law allows) to JV of approximately 34,000 km of previously installed dark fiber never used in connection with a going business. The dark fiber extends between most major metropolitan cities within PRC ("Backbone Fiber"). The Backbone Fiber is currently dark fiber. YYNT will also grant JV an exclusive option to purchase other previously installed dark fiber owned by YYNT, which is not part of a going business and which extends in connected rings within the geographic confines of various PRC cities ("Metro Ring Fiber"). Although YYNT or its affiliates may own or control multiple fiber strands, the subject matter of the JV Agreement extends to only one of those strands.

Mr. Larry Spirgel
December 22, 2010

The Company's contribution to the business consists of: (i) issuing 9 million shares of its Series A Common Stock to Azur; (ii) advancing up to $1 million to WFOE for engineering services prior to WFOE's formation; and (iii) financing all of the CAPEX and OPEX required to install infrastructure improvements, including guarantying repayment of all deposits and installments called for under one or more equipment contracts with a total value of up to $7 million.

Azur's contribution to the business consists of paying $2 million to an affiliate of YYNT, as YYNT directs. Azur will also incur the expense necessary to create, license and register New Co, HK Co and WFOE to do business.

The transaction does not constitute the purchase of a going business or the assets of a going business, since there is no continuity of an acquired business or other revenue-producing activity before or after the transaction. The very distinction between "dark" and "lit" fiber establishes that the fiber in its current state is incapable of generating revenue in connection with its use. Disclosure of prior financial information, if any, would not provide a better understanding of future operations.

The Company evaluated the following factors to determine the transaction would not constitute the acquisition of a going business or an acquisition of assets of a going business:
●	The assets acquired are currently not revenue producing and will require substantial investment after the acquisition before they will be revenue producing.
●	There are no employees, market distribution system, sales force, customer base, or production techniques that were acquired as part of the transaction.

As plainly described in the JV Agreement, the fiber optic cable that is the subject matter of the transaction is "dark" and requires infrastructure equipment in order to make it suitable for transport of telecommunications data. Accordingly, under the Fiber Acquisition, the Company is not acquiring an equity interest in any going business or in the assets of a going business.

Conclusion

The Company acknowledges that:
●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
December 22, 2010

If you have any questions, please do not hesitate to contact me at 212-318-3261 or the Company's general counsel, Kenneth L. Waggoner at 760-230-8986. Thank you for your cooperation and attention to this matter.

Sincerely yours,

/s/ Merrill M. Kraines

Merrill M. Kraines

MMK/dk

cc:	Ajay Koduri, Securities and Exchange Commission Celeste M. Murphy, Securities and Exchange Commission George Alvarez, China Tel Group, Inc. Kenneth L. Waggoner, China Tel Group, Inc.

Exhibit A

Amendment of our Articles of Incorporation to Increase the Authorized Number of Shares of Our Series A Common Stock from 500 Million to 1 Billion

Effective as of November 1, 2010, our Board executed a unanimous written consent authorizing and recommending that our stockholders approve a proposal to amend our Articles of Incorporation to increase the number of our authorized shares of Series A Common Stock from 500 million shares to 1.0 billion shares, at a par value of $0.001.

The Company’s Executive Committee (“Executive Committee”) has advised the Board that in excess of 438 million shares of our Series A Common Stock are presently issued and outstanding.  The Executive Committee has requested the Board to increase the number of shares of Series A Common Stock the Company is authorized to issue by an additional 500 million shares in order to meet the business needs of the Company.  We may use the additional authorized shares for business and financial purposes, as determined by the Board from time to time to be necessary or desirable.  Possible business and financial uses for the additional shares of Series A Common Stock include, without limitation, raising capital through the sale of Series A Common Stock or securities convertible into such stock; acquiring other products and services in exchange for such stock; attracting and retaining employees by the issuance of shares of such stock under compensation plans; acquiring strategically related assets in order to expand the Company’s business and other transactions and corporate purposes that the Board deems to be in the best interest of the Company and its stockholders.  The additional authorized shares will enable us to act quickly in response to opportunities that may arise for these types of transactions.

The Company’s Articles of Incorporation provide for the issuance of 500 million shares of its Series A Common Stock.  Of that number, as of December 20, 2010 the Company has issued 438,529,500 such shares, which includes 9 million shares of the Company’s Series A Common Stock that have already been issued pursuant to the Fiber Transaction described below and 5 million such shares that have already been issued pursuant to the Golden Bridge Transaction described below.  The Company’s most immediate need is to have enough Series A Common Stock to meet the Company’s obligations with respect to the Isaac Organization, a Canadian corporation (“Isaac”), which is funding our Company’s deployment of broadband telecommunications networks in the People’s Republic of China (“PRC”) and Peru, development, operations as well as our sales, general and administrative expenses.  While the Company has enough authorized shares of its Series A Common Stock to effect the two acquisitions, the Company is seeking additional authorized shares to provide needed flexibility.

The Fiber Transaction requires the issuance of 9 million shares of the Company’s Series A Common Stock, which have already been issued.  The Golden Bridge Transaction requires the issuance of 50 million shares of the Company’s Series A Common Stock, of which 5 million have already been issued.  Isaac is entitled to receive 2,084,186 additional shares of the Company’s Series A Common Stock, on a fully diluted basis as of November 30, 2010.  When the shares of the Company’s Series A Common Stock not already issued that are needed for the Golden Bridge Transaction and Isaac are added together, the total number of shares of the Company’s Series A Common Stock that will be issued is 485,613,686.  That will leave only 14,386,314 shares of the Company’s authorized Series A Common Stock available to be issued to meet the Company’s ongoing obligations to Isaac pursuant to the Amended and Restated Stock Purchase Agreement  (“A&R Isaac SPA”) between the Company and Isaac (described below) and to meet the business needs of the Company.  The Company will require in excess of $6 million in additional capital to fulfill its obligations under the Fiber Transaction and the Golden Bridge Transaction.  We believe the source of those funds, along with funds required for continuing sales, general and administrative expenses, will come from Isaac.  Accordingly, the Company will require additional shares of its Series A Common Stock and Warrants (described below) to issue to Isaac pursuant to the A&R Isaac SPA.

Isaac Organization Funding of the Company

On May 9, 2010, we and Isaac entered into the A&R Isaac SPA.  The A&R Isaac SPA amends and restates an earlier Stock Purchase Agreement, as amended, in its entirety.  The A&R Isaac SPA provides that Isaac shall purchase up to 49% of the shares of the Company’s Series A Common Stock for a purchase price of up to $320 million, including $11 million previously paid under the original Isaac Stock Purchase Agreement and the First Amendment to that Stock Purchase Agreement.  The purchase price is payable by Isaac in monthly installments of up to $15 million or more, commencing May 1, 2010 through December 1, 2011.  The unpaid balance of the purchase price is due and payable on December 31, 2011.  We must make a funding request for installment payments under the A&R Isaac SPA, which Isaac must pay within 30 days of the request.  We may make one or more funding requests of up to $15 million in the aggregate per calendar month, or more if the parties agree in writing.  Upon receipt of each installment, we are required to issue and deliver to Isaac the number of shares of the Company’s Series A Common Stock that the dollar amount of the installment bears to $1.50 per share.  As of September 30, 2010, Isaac has made payments totaling approximately $17.1 million pursuant to a number of funding requests by us.

We are also required to issue and deliver to Isaac for each dollar paid one warrant (“Warrant”) granting the right to acquire one share of the Company’s Series A Common Stock.  Each Warrant has a term of three years from the date of issuance in which the holder may exercise the Warrant at an exercise price of $1.00 per share, unless the parties agree in writing to a cashless exercise.  Therefore, the total amount to be paid to us for the Warrants is up to $320 million in addition to the purchase price of up to $320 million.  As of September 30, 2010, Isaac is entitled to be issued 17,089,659 Warrants pursuant to the A&R Isaac SPA.  These Warrants will be issued upon agreement between the Company and Isaac on the form of the Warrant to be utilized in connection with the A&R Isaac SPA.

Isaac is entitled to issuance of additional shares of the Company’s Series A Common Stock under a fully diluted calculation to be performed commencing June 1, 2010 and the first calendar day of every third month thereafter until the purchase price is paid in full or the A&R Isaac SPA is otherwise terminated.  Upon termination or each calculation date, the number of the Company's Series A Common Stock issued to Isaac shall bear the same ratio to 49% of the total shares of the Company's Series A Common Stock that the paid portion of the purchase price bears to the total purchase price.  The number of Warrants and Shares issued upon exercise of Warrants (“Warrant Shares”) is excluded from both the numerator and the denominator in making the fully diluted calculation.  We and Isaac intend to enter into a separate registration rights agreement, pursuant to which shares and Warrants issued to Isaac may enjoy “piggyback” rights, if we register any of the Company's Series A Common Stock in the future.

We have the right to terminate Isaac’s rights under the A&R Isaac SPA under two circumstances.  First, if Isaac fails to pay any installment after a funding request and before expiration of a grace period, we may issue a notice of termination for monetary default, in which event we are entitled to cancel 10% of the Company's Series A Common Stock, Warrants and Warrant Shares previously issued to Isaac.  Second, at any time after Isaac has paid $205 million of the purchase price, we may issue a notice of termination at our option, in which event Isaac is entitled to receive the Company's Series A Common Stock representing 10% of the sum of: (i) all of the Company's Series A Common Stock and Warrant Shares previously issued; and (ii) all of the Company's Series A Common Stock represented by Warrants previously issued to Isaac that have not been exercised.

As of November 15, 2010, the Company has received approximately $17.7 million pursuant to the A&R Isaac SPA.  As of December 1, 2010, the Company has issued Isaac a total of 20,007,564 shares of the Company’s Series A Common Stock, which includes all fully diluted calculations through August 31, 2010.  As of November 30, 2010, Isaac is entitled to receive an additional 2,084,186 shares of the Company’s Series A Common Stock for additional amounts Isaac has paid and for the fully diluted calculation as of November 30, 2010.  These additional shares have not yet been issued to Isaac.  In addition, as of November 30, 2010, Isaac is entitled to receive 17,818,659 Warrants.

Fiber Transaction

On November 11, 2010, the Company entered into two related subscription and shareholder agreements (collectively “Agreements”).  The first agreement (“JV Agreement”) is between three parties: (i) Shanghai Ying Yu Network Technology Ltd., a PRC limited liability company (“YYNT”), (ii) Azur Capital SDN BHD, a Brunei company (“Azur”), and (iii) the Company.  The second agreement (“New Co Agreement”) is between two of the same parties to the JV Agreement: (i) Azur; and (ii) the Company.  Under the Agreements, the parties will each contribute certain defined resources in order to upgrade existing installed, but unimproved by infrastructure equipment, (“dark”) fiber optic cable (“fiber”) located in the PRC that has never been a going business or assets of a going business.  The improvements consist of engineering services and equipment that will make the dark fiber suitable for transmission of data (“lit”).  This will enable the parties to charge market rate transport fees to telecommunications operators who use the lit fiber, comprising what will be known as the YYNT Network.  Both Agreements became effective on November 11, 2010, the date each agreement had been signed by all of the parties to such agreement (“Effective Date”).  The material terms of the JV Agreement and the New Co Agreement are summarized as follows:

JV Agreement

YYNT, Azur and the Company will cause a new PRC-based entity to be created, referred to in the Agreements by the fictitious name JV, with the actual name to be agreed based on legal and marketing considerations.  YYNT will subscribe to 51% of the stock of JV and Azur and the Company will collectively subscribe to 49% of the stock of JV (Azur and the Company’s collective subscription will be through New Co, a new Cayman Islands entity to be created (see summary of the New Co Agreement, below).

The Board of Directors of JV shall be comprised of five Directors, all of whom shall be selected by YYNT, but three Directors shall irrevocably be as requested by the Company, one as requested by Azur and one as requested by YYNT.  The Bylaws of JV will contain various provisions for the protection of majority and minority stockholders, including joint signature on bank accounts and contracts in excess of $500 (one each by a Director or Officer requested or appointed by the Company and by a Director or Officer requested or appointed by either Azur or YYNT), and custody of the corporate seal or “chop” of JV will be held in escrow by a neutral third party.

Azur will incur the expense necessary to create, license and register JV to do business.

Within ten days after JV is fully registered to do business, YYNT will transfer 100% ownership (or as much of the beneficial equivalent of full ownership as PRC law allows) to JV of approximately 34,000 km of previously installed dark fiber never used in connection with a going business or the assets of a going business.  The dark fiber extends between most major metropolitan cities within PRC (“Backbone Fiber”).  The Backbone Fiber is currently dark fiber.  YYNT will also grant JV an exclusive option to purchase other previously installed dark fiber owned by YYNT, which extends in connected rings within the geographic confines of various PRC cities (“Metro Ring Fiber”).

Within ten days after both JV and WFOE (another new PRC-based entity to be created, see summary of the New Co Agreement below) are fully registered to do business, JV and WFOE will enter into various contracts as are necessary and desirable to fulfill the financial goals of both agreements, which goals include allowing WFOE to control the PRC-based assets transferred to JV, allowing WFOE to control the corporate governance of JV and allowing New Co to leverage the PRC-based operations with offshore (non-PRC) debt.  All contracts, capital expenditures, operating expenses and revenue in connection with the deployment and operation of the YYNT Network will flow through WFOE to the maximum extent authorized by PRC law.  Any contract, revenue, or expense that must flow through YYNT and/or JV in the first instance will be remitted to WFOE and accounted for in calculating the profit, loss and shareholder equity of WFOE.

As soon as practical after the execution of the contracts between JV and WFOE described above, the Company will cause WFOE to enter into one or more contracts with a leading international equipment manufacturer for design, manufacture and installation of head-ins and other infrastructure equipment sufficient to light 9,000 km of dark Backbone Fiber (“Equipment Contract”).  The value of the Equipment Contract will be up to $7 million, which the parties estimated as sufficient to light up 9,000 km to a 100G standard.  The particular fiber to be lit will be at the discretion of the Company.  The Company will guaranty repayment of all deposits and installments called for under any vendor or bank financing terms included in the Equipment Contract which exceed WFOE’s operating capital.  JV and WFOE will pledge any of their assets required as collateral for repayment of any such financing.

WFOE will contract with a management company for marketing services and will contract with an affiliate of YYNT to provide maintenance services in connection with operation of the YYNT Network, both contracts upon terms to be negotiated.

The Company will be entitled to the following discounts compared to tariffs or market rates charged to third-party telecommunications providers in the PRC: 25% discount for the first 25% of the total capacity of the YYNT Network, plus 10% discount on the next 25% of the total capacity of the YYNT Network.  The Company’s discount will apply to usage by any telecommunications provider in which the Company has at least a 25% direct or indirect ownership interest.

New Co Agreement

Azur and the Company will cause a series of new entities with interlocking ownership to be created, each referred to in the Agreements by a fictitious name, with the actual name of each entity to be agreed based on legal and marketing considerations.  The entities are “New Co,” a parent company to be created in the Cayman Islands, “HK Co,” a wholly owned subsidiary of New Co to be created in Hong Kong, and “WFOE,” a wholly owned subsidiary of HK Co to be created in the PRC in a manner so as to qualify as a “wholly foreign owned enterprise” under PRC law.

There will be two classes of stock of New Co, preferred and common stock.  Preferred stock will have a redemption value of $1 per share, preference over common stock in distributions, but no conversion or voting rights.  Common stock will have voting rights at one vote per share and dividend rights in proportion to the total number of shares of common stock outstanding at any given time.  Azur will subscribe to 49% and the Company to 51% of the common stock of New Co.  In addition, Azur will subscribe to 20 million shares and the Company to 20.5 million shares of the preferred stock of New Co.  New Co will subscribe to 100% of the stock of HK Co, and HK Co will subscribe to 100% of the stock of WFOE.  The Boards of Directors of each of New Co, HK Co and WFOE will be comprised of five Directors, three of whom will be appointed by the Company and two of whom will be appointed by Azur.

Within ten days of the Effective Date, Azur will pay an affiliate of YYNT $2 million for the assets YYNT is transferring to JV.  Azur will also incur the expense necessary to create, license and register New Co, HK Co and WFOE to do business.

Within ten days of the Effective Date, the Company issued and delivered to Azur 9 million shares of the Company’s Series A Common Stock.  Immediately following the Effective Date and notwithstanding that WFOE has not yet been created, the Company will advance WFOE up to $1 million in the form of engineering services the Company will perform, directly or through subcontractors, to design for infrastructure equipment upon which vendors will submit proposals leading to execution of the Equipment Contract.

Within ten days after both WFOE and JV are fully registered to do business, WFOE and JV will enter into various contracts as are necessary and desirable to fulfill the financial goals of both agreements, as described in the summary of the JV Agreement above.  As soon as practical thereafter, WFOE will enter into the Equipment Contract.

From the net operating income of WFOE, after taking into account WFOE’s operating capital needs but before distribution of profit by way of dividend to the holders of New Co’s common stock, New Co will, from time to time, redeem preferred shares by payment pro rata to the then holders of such shares.

In addition to the financial goals articulated in the JV Agreement, the parties to the New Co Agreement agree to cooperate to achieve the following additional financial goals: (i) permitting the Company to fully report the financial results of all PRC-based operations of WFOE as part of the Company’s consolidated financial statements; (ii) qualifying a PRC-based subsidiary of New Co or the Company to conduct equipment leasing activity, and qualifying New Co or the Company as a foreign-invested telecommunications enterprise or other status that would permit New Co or the Company to take a direct percentage ownership interest in JV and/or in the YYNT Network; and (iii) listing the stock of New Co and/or HK Co on an offshore (non-PRC) stock exchange such as HKSE, NYSE, NASDAQ or London AIM based on the PRC-based operations performed by WFOE.

Golden Bridge Transaction

The second transaction that requires the Company to utilize its Series A Common Stock to acquire assets to expand the number of cities in which it will be deploying a broadband telecommunications network in the PRC and which will enable the Company to become an internet service provider (“ISP”) in the PRC took place on December 13, 2010 (“Golden Bridge Transaction”).  At that time, the Company entered into a Subscription and Shareholder Agreement (“Agreement”) with Golden Bridge Network Communications Co., Ltd. (“GBNC”), a limited liability company organized under the laws of the PRC.  Pursuant to the Agreement, the Company and GBNC will each contribute certain resources in order to deploy and operate a 4G telecommunications network in the PRC.  The material terms of the Agreement are as follows:

GBNC will contribute to the joint venture its right, title and interest in certain assets and entitlements GBNC holds in the PRC, which include existing wireless broadband access (“WBA”) licenses and concessions in two PRC cites, ISP licenses in 26 PRC cities, GBNC’s rights to apply for additional WBA and ISP licenses in additional cities and regions throughout the PRC, and other contracts and relationships.  The Golden Bridge Transaction is not an acquisition of a going business or the assets of a going business.  GBNC never utilized any of the assets the Company is purchasing.  The Company will contribute to the joint venture its technical expertise and the investment capital to finance the capital expenditures (“CAPEX”), operating expenses (“OPEX”), and other negative cash flow of the joint venture.

The joint venture between GBNC and the Company is represented by a series of new entities to be created, with interlocking ownership (collectively, “Entities”), each referred to in the Agreement by a fictitious name, with the actual name of each entity to be agreed based on legal and marketing considerations.  The Entities are “New Co,” a parent company to be created in the Cayman Islands, “HK Co,” a wholly owned subsidiary of New Co to be created in Hong Kong, and “WFOE,” a wholly owned subsidiary of HK Co to be created in the PRC in a manner so as to qualify as a “wholly foreign owned enterprise” under PRC law.  GBNC will subscribe to 51% and the Company 49% of the stock of New Co.

The Board of Directors of each of the Entities will be comprised of five Directors, three of whom will be appointed by the Company and two by GBNC.  The Bylaws of each of the Entities will contain various provisions for the protection of majority and minority stockholders, requiring a 75% super-majority vote of shareholders on certain corporate action, and including joint signature on bank accounts (one each by a Director or Officer appointed by the Company and by a Director or Officer appointed by GBNC), and custody of the corporate seal or “chop” of each of the Entities to be held in escrow by a neutral third party.

In addition to the Entities, a management company will be created in Hong Kong or other jurisdiction to be agreed between GBNC and the Company.  The management company will be controlled by the Company and will enter into a management contract with WFOE to provide marketing, sales, additional spectrum acquisition and other services to WFOE.

The Company, or a company controlled by the Company, will purchase and then lease to WFOE at market rates such equipment and other CAPEX assets as are required for deployment of the joint venture’s WBA networks.  The lease may include an option for WFOE to purchase the equipment for a nominal sum when the total amount of lease payments received equals repayment of all amounts the Company has paid, including financing costs to others, to purchase the equipment.

The following events will each occur within ten days after WFOE is registered to do business:

(i)	The Company will issue to the management company 50 million shares of the Company’s Series A common stock, of which 5 million shares have already been issued to GBNC’s CEO, Fu Jian-Hui,
(ii)	The Company will pay $5 million as the initial registered capital of WFOE, and
(iii)
GBNC will transfer to WFOE relevant rights of the assets and entitlements held by GBNC and identified in the Agreement.  As to any asset or right that is incapable of transfer of ownership, GBNC will cooperate to contract with, lease, or otherwise convey to WFOE all or so much of the beneficial rights in such asset or right to the maximum extent authorized under PRC law.

If the Company fails to deposit the initial registered capital and shares within the time required, GBNC has the right to terminate the Agreement.

The $5 million initial registered capital of WFOE will be used to meet part of the cash requirements for CAPEX and OPEX related to deployment and operation of WBA networks in the first two cities to be deployed, Fuzhou and Xiamen.  The Company will also pay or arrange financing for up to $20 million towards other CAPEX and OPEX for deployment and operation of WBA networks in those two cities.  Prior to the registration of WFOE to do business, the Company will advance funds necessary to commence immediately engineering work required for deployment of WBA networks in Fuzhou and Xiamen.

When GBNC obtains WBA licenses for seven additional cities – Quanzhou, Zhang Zhou, Longyan, Putian, Sanming, Nanping and Ningde – the Company will pay to increase the registered capital of WFOE from $5 million to $20 million and will pay or arrange financing for up to $80 million towards other CAPEX and OPEX for deployment and operation of WBA networks in those seven additional cities.

When GBNC obtains WBA licenses for cities in addition to the first nine cities specifically identified, the Company will pay or arrange financing for CAPEX and OPEX required for deployment and operation of WBA networks in those additional cities, based on budgets to be agreed and formulas similar to actual expenses for the first nine cities.

WFOE will be entitled to all revenue that is capable of being realized by the joint venture, including: (i) fees charged to WBA and ISP subscribers; (ii) lease, transport or co-location fees charged to third-party carrier users of any infrastructure equipment; (iii) lease or sale of hardware or devices marketed by WFOE; and (iv) value added services and applications.

The financial goals of the joint venture include: (i) permitting the Company to fully report the financial results of WFOE as part of the Company’s consolidated financial statements; (ii) permitting New Co and/or HK Co to control the PRC-based assets of the joint venture, and the revenue to be generated from those assets; (iii) when PRC law allows, transforming WFOE into a foreign-invested telecommunications enterprise (“FITE”), so that the Company’s interests in the Entities can be converted to a direct 49% ownership in the FITE; and (iv) eventual public listing of WFOE’s operations on a stock exchange, such as HKSE, NYSE, NASDAQ or London AIM in order to expand the base of equity capital available for deployment and expansion of the joint venture’s WBA networks, and to recapture some or all of the respective investments of GBNC and the Company.

From the proceeds of any public listing of WFOE’s operations on a stock exchange, the Company will be entitled to repayment of the shortfall between lease payments and amounts the Company has paid, including financing costs to others but without interest to the Company, and repayment of all other amounts the Company has invested in CAPEX or OPEX.

Except as to the proceeds generated by a public listing of WFOE’s operations on a stock exchange, GBNC and the Company contemplate that substantially all excess free cash flow and/or net operating income generated by the joint venture shall be re-invested in the form of deploying additional cities and/or expanding geographic coverage and capacity in previously deployed cities for a period of ten years.

All profits in excess of amounts required to deploy additional cities, expand coverage and capacity in previously deployed cities, and other reserves for taxes, working capital, loan repayment, and other contingencies, will be distributed in full in the form of dividends.

The source of funds for this acquisition of assets is Isaac, pursuant to the A&R Isaac SPA.  It is anticipated that ZTE Corporation, a PRC company (“ZTE”), will offer the Company favorable financing for CAPEX and OPEX, and facilitate the Company’s application for debt financing by banks with which ZTE has relationships, although no assurances this will occur can be given.

Effect of Amendment on Rights of Existing Stockholders

Upon issuance, the additional 500 million shares of authorized Series A Common Stock would have rights identical to the shares of Series A Common Stock currently outstanding.  Adoption of the proposal to increase our authorized shares of Series A Common Stock would not have any immediate dilutive effect on the proportionate voting power or other rights of existing stockholders.  Because our Articles of Incorporation do not confer to our stockholders preemptive rights with respect to Series A Common Stock, should the Board elect to issue additional shares of Series A Common Stock, existing stockholders would not have any preferential rights to purchase these shares except with respect to the A&R Isaac SPA.  Pursuant to the fully diluted calculations to be performed under the A&R Isaac SPA as set forth above, to the extent the Board issues new shares of Series A Common Stock, Isaac will also be entitled to the issuance of new shares.